Exhibit 99.77C

The 2011 Annual Meeting of Participants was held in Washington, D.C., on Wednesday, December 14, 2011. The following matters were put to a vote of the Participants at the meeting through the solicitation of proxies:

John J. Sweeney was elected to chair the Board of Trustees by: votes for 2,363,099; votes against 1,034,326; votes abstaining 114,440,690; votes not cast 1,110,595,677.

The following Trustees were not up for reelection and their terms of office continued after the meeting: Mark Ayers, James Boland, Frank Hurt, Elizabeth Shuler, Stephen Frank, Richard Ravitch, Marlyn J. Spear, and Tony Stanley.

Ernsy & Young LLp was ratified as the HIT’s Independent Registered Public Accounting Firm by: votes for 2,390,334,559; votes against 136,661; votes abstaining 88,102,879; votes not cast 1,110,595,677.

The table below details votes pertaining to Trustees who were elected at the meeting.

Trustee	Votes For:	Votess Against:	Votes Abstaining:
Richard L. Trumka	2,274,104,030	90,029,379	114,440,690
Arlene Holt Baker	2,363,996,748	136,661	114,440,690
Kenneth E. Rigmaiden	2,363,996,748	136,661	114,440,690
Jack Quinn	2,363,430,888	136,661	115,006,550
Votes not cast: 1,110,595,677